FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June 2005

CLP Power Hong Kong Limited

(Registrant’s name in English)

147 Argyle Street

Kowloon, Hong Kong

(Address of Registrant’s principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X        Form 40-F

Indicate by check mark whether the Registrant by furnishing this information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                     No     X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-

Registrant hereby incorporates by reference in the report on Form 6-K the following Exhibits:

Exhibits

1.	Form D2B – Notification of Change of Particulars of Secretary and Director which was filed with Hong Kong Companies Registry on 9 June 2005.

2.	Form D2A – Notification of Change of Secretary and Director (Appointment/Cessation) which was filed with Hong Kong Companies Registry on 20 June 2005.

3.	Form D2B – Notification of Change of Particulars of Secretary and Director which was filed with Hong Kong Companies Registry on 29 June 2005.

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

For and on behalf of
CLP POWER HONG KONG LIMITED

By:	/ s / April Chan
Name:	April Chan
Title:	Deputy Company Secretary

Date: 5 July 2005

3

EXHIBIT 1

Companies Registry	Notification of Change of Particulars of Secretary and Director (Companies Ordinance s. 158(4))	Form	D2B

	Important Notes		Company Number
	•	Please read the accompanying notes before completing this form. Please print in black ink.	259

	1	Company Name
CLP Power Hong Kong Limited

	2	Change of Particulars of Individual Secretary / Director

(Use Continuation Sheet A if more than 1 individual secretary / director is involved)

	A.	Identity of the Individual Secretary / Director whose Particulars have Changed

Please state the relevant particulars currently registered with the Companies Registry

Please tick the relevant box(es)
(Note 6)		Capacity ☐ Secretary ☑ Director ☐ Alternate Director	Alternate to

	Name in Chinese	-

	Name in English	Corson	Bradley William
		Surname	Other Names
(Note 7)	Identification	R265664(6)	-
		HK Identity Card Number	Overseas Passport Number

(Note 4)	Presentor’s Reference	For Official Use
Name: April Chan
Address: 147 Argyle Street, Kowloon, Hong Kong
Tel: 26788510 Fax: 26788390
E-mail Address: cosec@clp.com.hk
Reference:
Specification No. 1/2004 (Feb. 2004)

Form	D2B	Company Number
259

	2	Change of Particulars of Individual Secretary / Director (cont’d)

(Note 8)	B.	Details of Change(s)

		Please complete item(s) with change(s) only			Effective Date

		(a)	Name in Chinese
-
					-	-	-
					DD	MM	YYYY

		(b)	Name in English
			-	-
					-	-	-
			Surname	Other Names	DD	MM	YYYY

(Note 9)		(c)	Alias
-
					-	-	-
					DD	MM	YYYY

(Note 10)		(d)	Residential Address
9B Harston, 109 Repulse Bay Road Hong Kong
				Country	01	06	2005
					DD	MM	YYYY

(Note 11)		(e)	E-mail Address
-
					-	-	-
					DD	MM	YYYY

		(f)	Hong Kong Identity Card Number	-	-	-	-
					DD	MM	YYYY

		(g)	Overseas Passport
			-	-
					-	-	-
			Issuing Country	Number	DD	MM	YYYY

Specification No. 1/2004 (Feb. 2004)

Form	D2B	Company Number
259

3	Change of Particulars of Corporate Secretary / Director

(Use Continuation Sheet B if more than 1 corporate secretary / director is involved)

A.	Identity of the Corporate Secretary / Director whose Particulars have Changed

Please state the relevant particulars currently registered with the Companies Registry

Please tick the relevant box(es)

(Note 6)	Capacity	☐ Secretary	☐ Director	☐ Alternate Director	Alternate to

(Note 12)	Name in Chinese	-

(Note 12)	Name in English	-

Company Number (Only applicable to body corporate registered in Hong Kong)	-

(Note 8)	B.	Details of Change(s)

		Please complete item(s) with change(s) only			Effective Date

		(a)	Name in Chinese and English

			-		-	-	-
					DD	MM	YYYY

(Note 13)		(d)	Address

			-	Country	-	-	-
					DD	MM	YYYY
(Note 11)		(c)	E-mail Address

					-	-	-
					DD	MM	YYYY

This Notification includes 2 Continuation Sheet(s) A and 0 Continuation Sheet(s) B.

Signed :	/s/ April Chan

Name :	April Chan – Deputy Company Secretary	Date :	9 June 2005
	~~Director/Secretary~~*		DD / MM / YYYY
*	Delete whichever does not apply

Specification No. 1/2004 (Feb. 2004)

Form	D2B	(Continuation Sheet A) Company Number
259

Details of Change of Particulars of Individual Secretary / Director (Section 2)

A.	Identity of the Individual Secretary / Director whose Particulars have Changed

Please state the relevant particulars currently registered with the Companies Registry

Please tick the relevant box(es)

(Note 6)	Capacity	☐ Secretary	☐ Director	☑ Alternate Director	Alternate to Robert Bernard Hirsch

	Name in Chinese	-

	Name in English	Corson	Bradley William
		Surname	Other Names
(Note 7)	Identification	R265664(6)	-
		HK Identity Card Number	Overseas Passport Number

(Note 8)	B.	Details of Change(s)

		Please complete item(s) with change(s) only			Effective Date

		(a)	Name in Chinese
-
					-	-	-
					DD	MM	YYYY

		(b)	Name in English
			-	-
					-	-	-
			Surname	Other Names	DD	MM	YYYY

(Note 9)		(c)	Alias
-
					-	-	-
					DD	MM	YYYY

(Note 10)	(d)	Residential Address
9B Harston, 109 Repulse Bay Road Hong Kong

			Country	01	06	2005
				DD	MM	YYYY

(Note 11)	(e)	E-mail Address
-
				-	-	-
				DD	MM	YYYY

(f)	Hong Kong Identity Card Number	-		-	-	-
				DD	MM	YYYY

(g)	Overseas Passport
	-		-
				-	-	-
	Issuing Country		Number	DD	MM	YYYY

Specification No. 1/2004 (Feb. 2004)

Form	D2B	(Continuation Sheet A)

Company Number
259

Details of Change of Particulars of Individual Secretary / Director (Section 2)

A.	Identity of the Individual Secretary / Director whose Particulars have Changed

Please state the relevant particulars currently registered with the Companies Registry

Please tick the relevant box(es)

(Note 6)	Capacity	☐ Secretary	☐ Director	☑ Alternate Director	Alternate to Michael James Hupka

	Name in Chinese	-

	Name in English	Corson	Bradley William
		Surname	Other Names
(Note 7)	Identification	R265664(6)	-
		HK Identity Card Number	Overseas Passport Number

(Note 8)	B.	Details of Change(s)

		Please complete item(s) with change(s) only			Effective Date

		(a)	Name in Chinese
-
					-	-	-
					DD	MM	YYYY

		(b)	Name in English
			-	-
					-	-	-
			Surname	Other Names	DD	MM	YYYY

(Note 9)		(c)	Alias
-
					-	-	-
					DD	MM	YYYY

(Note 10)		(d)	Residential Address
9B Harston, 109 Repulse Bay Road Hong Kong
				Country	01	06	2005
					DD	MM	YYYY

(Note 11)		(e)	E-mail Address
-
					-	-	-
					DD	MM	YYYY
		(f)	Hong Kong Identity Card Number	-	-	-	-
					DD	MM	YYYY

		(g)	Overseas Passport
			-	-
					-	-	-
			Issuing Country	Number	DD	MM	YYYY

Specification No. 1/2004 (Feb. 2004)

EXHIBIT 2

Companies Registry	Notification of Change of Secretary and Director (Appointment / Cessation) (Companies Ordinance s. 158(4) & (4A))	Form	D2A

	Important Notes		Company Number
	•	Please read the accompanying notes before completing this form. Please print in black ink.	259

	1	Company Name
CLP Power Hong Kong Limited

	2	Details of Change

	A.	Particulars of Secretary / Director Ceasing to Act

(Use Continuation Sheet A if more than 1 secretary / director is involved).

Please tick the relevant box(es)
(Note 7)		Capacity ☐ Secretary ☐ Director ☐ Alternate Director	Alternate to

Name of Individual Secretary / Director

	-	-	-
	Name in Chinese	Surname in English	Other Names in English
(Note 8)	Identification	-	-
		HK Identity Card Number	Overseas Passport Number
OR
(Note 9)	Chinese and English Names of Corporate Secretary / Director

-

Reason for Cessation ☐ Resignation / Others ☐ Deceased

(Note 10)	Date of Cessation	-	-	-
		DD	MM	YYYY

(Note 11)	Please indicate whether the Director / Alternate Director ceasing to act will continue to hold office as Alternate Director / Director in the Company after the date of cessation	☐ Yes ☐ No

(Note 5)	Presentor’s Reference	For Official Use
Name: April Chan
Address: 147 Argyle Street, Kowloon, Hong Kong
Tel: 26788510 Fax: 26788390
E-mail Address: cosec@clp.com.hk
Reference:
Specification No. 1/2004 (Feb. 2004)

Form	D2A	Company Number
259

2	Details of Change (cont’d)

B.	Particulars of Individual Secretary / Director Appointed

(Use Continuation Sheet B if more than 1 individual secretary / director is appointed)

Please tick the relevant box(es)

(Note 12)	Capacity	☐ Secretary	☑ Director	☐ Alternate Director	Alternate to

Name in Chinese	-

Name in English	Lancaster	Richard Kendall
	Surname	Other Names
Previous Names	-

Alias	-

(Note 13)	Residential Address	House D, Lakeside Villa, 8 Pik Sha Road Clearwater Bay, Sai Kung Hong Kong	Country

(Note 14)	E-mail Address	-

(Note 15)	Identification

a Hong Kong Identity Card Number	P173453(2)

b Overseas Passport	-	-
	Issuing Country	Number

Date of Appointment	10	06	2005
	DD	MM	YYYY

(Note 16)	Please indicate whether the Director / Alternate Director whose appointment is reported above is already an existing Alternate Director / Director in the Company at the time of the above appointment	☑ Yes ☐ No

Specification No. 1/2004 (Feb. 2004)

Form	D2A	Company Number
259

	2	Details of Change (cont’d)

(Note 17)	C.	Particulars of Corporate Secretary / Director Appointed

(Use Continuation Sheet C if more than 1 corporate secretary / director is appointed)

Please tick the relevant box(es)

(Note 18)	Capacity	☐ Secretary	☐ Director	☐ Alternate Director	Alternate to

(Note 19)	Name in Chinese	-

(Note 19)	Name in English	-

(Note 20)	Address	-	Country

(Note 21)	E-mail Address	-

Company Number (Only applicable to body corporate registered in Hong Kong)	-

	Date of Appointment	-	-	-
		DD	MM	YYYY

(Note 22)	Please indicate whether the Director / Alternate Director whose appointment is reported above is already an existing Alternate Director / Director in the Company at the time of the above appointment			☐ Yes ☐ No

This Notification includes 0 Continuation Sheet(s) A, 0 Continuation Sheet(s) B and 0 Continuation Sheet(s) C.

Signed :	/s/ April Chan

Name :	April Chan – Deputy Company Secretary	Date :	20 June 2005
	~~Director/Secretary~~*		DD / MM / YYYY

*	Delete whichever does not apply

Specification No. 1/2004 (Feb. 2004)

EXHIBIT 3

Companies Registry	Notification of Change of Particulars of Secretary and Director (Companies Ordinance s. 158(4))	Form	D2B

	Important Notes		Company Number
	•	Please read the accompanying notes before completing this form. Please print in black ink.	259

	1	Company Name
CLP Power Hong Kong Limited

	2	Change of Particulars of Individual Secretary / Director

(Use Continuation Sheet A if more than 1 individual secretary / director is involved)

	A.	Identity of the Individual Secretary / Director whose Particulars have Changed

Please state the relevant particulars currently registered with the Companies Registry

Please tick the relevant box(es)
(Note 6)		Capacity ☑ Secretary ☐ Director ☐ Alternate Director	Alternate to

	Name in Chinese	-

	Name in English	Greenwood	Peter William
		Surname	Other Names
(Note 7)	Identification	K110726(7)	-
		HK Identity Card Number	Overseas Passport Number

(Note 4)	Presentor’s Reference	For Official Use
Name: April Chan
Address: 147 Argyle Street, Kowloon, Hong Kong
Tel: 26788510 Fax: 26788390
E-mail Address: cosec@clp.com.hk
Reference:
Specification No. 1/2004 (Feb. 2004)

Form	D2B	Company Number
259

	2	Change of Particulars of Individual Secretary / Director (cont’d)

(Note 8)	B.	Details of Change(s)

		Please complete item(s) with change(s) only			Effective Date

		(a)	Name in Chinese
-

					DD	MM	YYYY

		(b)	Name in English
			-	-

			Surname	Other Names	DD	MM	YYYY

(Note 9)		(c)	Alias
-

					DD	MM	YYYY

(Note 10)		(d)	Residential Address
Suite 1009, Parkview 88 Tai Tam Reservoir Road Hong Kong
				Country	21	06	2005
					DD	MM	YYYY

(Note 11)		(e)	E-mail Address
-

					DD	MM	YYYY
		(f)	Hong Kong Identity Card Number	-
					DD	MM	YYYY

		(g)	Overseas Passport
			-	-

			Issuing Country	Number	DD	MM	YYYY

Specification No. 1/2004 (Feb. 2004)

Form	D2B	Company Number
259

3	Change of Particulars of Corporate Secretary / Director

(Use Continuation Sheet B if more than 1 corporate secretary / director is involved)

A.	Identity of the Corporate Secretary / Director whose Particulars have Changed

Please state the relevant particulars currently registered with the Companies Registry

Please tick the relevant box(es)

(Note 6)	Capacity	☐ Secretary	☐ Director	☐ Alternate Director	Alternate to

(Note 12)	Name in Chinese	-

(Note 12)	Name in English	-

Company Number (Only applicable to body corporate registered in Hong Kong)	-

(Note 8)	B.	Details of Change(s)

		Please complete item(s) with change(s) only			Effective Date

		(a)	Name in Chinese and English

-
					DD	MM	YYYY

(Note 13)		(d)	Address

			-	Country
					DD	MM	YYYY
(Note 11)		(c)	E-mail Address

-
					DD	MM	YYYY

This Notification includes 1 Continuation Sheet(s) A and 0 Continuation Sheet(s) B.

Signed :	/s/ April Chan

Name :	April Chan – Deputy Company Secretary	Date :	29 June 2005
	~~Director/Secretary~~*		DD / MM / YYYY

*	Delete whichever does not apply

Specification No. 1/2004 (Feb. 2004)

Form	D2B	(Continuation Sheet A) Company Number
259

Details of Change of Particulars of Individual Secretary / Director (Section 2)

A.	Identity of the Individual Secretary / Director whose Particulars have Changed

Please state the relevant particulars currently registered with the Companies Registry

Please tick the relevant box(es)

(Note 6)	Capacity	☐ Secretary	☐ Director	☑ Alternate Director	Alternate to John Andrew Harry Leigh

		Name in Chinese	-

		Name in English	Greenwood	Peter William
			Surname	Other Names
(Note 7)		Identification	K110726(7)	-
			HK Identity Card Number	Overseas Passport Number

(Note 8)	B.	Details of Change(s)

		Please complete item(s) with change(s) only		Effective Date

	(a)	Name in Chinese
-

				DD	MM	YYYY

	(b)	Name in English
		-	-

		Surname	Other Names	DD	MM	YYYY

(Note 9)	(c)	Alias
-

				DD	MM	YYYY

(Note 10)	(d)	Residential Address
Suite 1009, Parkview 88 Tai Tam Reservoir Road Hong Kong

		Country	21	06	2005
			DD	MM	YYYY

(Note 11)	(e)	E-mail Address
-

			DD	MM	YYYY

(f)	Hong Kong Identity Card Number	-

			DD	MM	YYYY

(g)	Overseas Passport
	-	-

	Issuing Country	Number	DD	MM	YYYY

Specification No. 1/2004 (Feb. 2004)